EXHIBIT 99.1

Caledonia Mining Corporation Plc: Fatal accident at Blanket Mine

ST HELIER, Jersey, Feb. 17, 2023 (GLOBE NEWSWIRE) -- It is with regret that Caledonia Mining Corporation Plc (“Caledonia”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) reports that an accident took place in the afternoon of February 16, 2023 at the Blanket Mine in Zimbabwe, as a result of which one Blanket Mine employee was killed.  The accident related to secondary blasting.

Further details cannot be released pending the outcome of an enquiry into this accident by the relevant authorities.

Caledonia expresses its condolences to the family and colleagues of the deceased.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39